UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☑ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2022

Connect Invest II LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11466

Nevada	85-3754960
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2140 E. Pebble Road, Suite 150 Las Vegas, Nevada (Address of principal executive offices)	89123 (Zip Code)

(866) 795-7558
Registrant’s telephone number, including area code

Notes
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on, and should be read in conjunction with, our unaudited financial statements and notes thereto as of June 30, 2022.

Overview

Connect Invest II LLC (the “Company” or “Connect Invest”) is a real estate lender that raises capital used to fund real estate loans made to third-party borrowers initially originated by Ignite Funding LLC, an affiliate of the Company (“Ignite”). We allow qualified borrowers, whose financing needs are typically not met by traditional mortgage lenders, to obtain real estate-related commercial loans. As a part of operating our lending platform, we verify the identity of borrowers, obtain borrowers’ credit profiles and screen borrowers for eligibility to participate in the platform and facilitate the origination of real estate loans through our agreement with Ignite, our loan originator. Ignite will also provide servicing for the real estate loans on an ongoing basis.

We were organized in Nevada in October 2020 and have a limited operating history. We are currently offering three series of promissory notes (collectively, the “Notes”), with each series of Notes having a different interest rate and maturity date. Ignite serves as the originator for all real estate loans funded with the proceeds from the issuance of the Notes.

Critical Accounting Policies and Estimates

Below is a discussion of the accounting policies that management believes are critical our operations. We consider these policies critical in that they involve significant management judgments and assumptions, require estimates about matters that will be inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Revenue Recognition

Connect Invest generates revenue from interest earned on the real estate loans it funds in an amount equal to the difference between the interest rate payable on those real estate loans and the interest payable on the Notes.

Interest income on any loans that we fund will be accrued and recorded in our statement of operations as earned. Loans will be placed on non-accrual status when any portion of scheduled principal or interest payments is 90 days past due, or earlier, when concern exists as to the ultimate collectability of outstanding principal or interest. When a loan is placed on non-accrual status, the accrued and unpaid interest is reversed, and interest income is recorded when the principal balance has been reduced to an amount that is deemed collectible. Loans will return to accrual status when principal and interest become current and are anticipated to be fully collectible on a timely basis.

Results of Operations

Connect Invest was organized in October 2020 and, as of June 30, 2022, has issued an aggregate of $2,039,422 of Notes. We will use all the proceeds from the issuance of the Notes to fund the real estate loans, and as of June 30, 2022, we have funded $1,645,000 of real estate loans. We generate revenue from interest earned on the real estate loans that we hold for investment. The Company is currently engaged in an offering of and aggregate principal amount of $75 million of its Notes, consisting of (1) Series A Notes, with a six- month maturity date, (2) Series B Notes, with a 12-month maturity date and (3) Series C Notes, with a 24-month maturity date.

Liquidity and Capital Resources

Connect Invest is dependent on the proceeds from the issuance of the Notes to conduct its proposed operations. As of June 30, 2022, the Company has issued $2,039,422 in aggregate principal amount of Notes and its total operating assets consist of $172,164 in cash and $1,645,000 in real estate loans. As of August 31, 2022, Connect Invest has sold $972,667 in Class A Notes, $115,111 in Class B Notes and $528,331 in Class C Notes. Connect Invest may from time to time incur indebtedness to lend to borrowers for real estate loans originated by Ignite. Pursuant to the terms of the Company’s operating agreement, the members of the Company are required to make capital contributions in order to provide the funds necessary to pay the costs of our offering of the Notes.

We believe the near- and intermediate-term market for origination of real estate loans is one of the most compelling from a risk-return perspective in recent history. In light of the increasing number of maturities of real estate loans, we expect that the demand for refinancing of real estate loans over the next five years will be much greater than the market’s capacity to provide capital. This provides an opportunity for us to provide local and national homebuilders and developers with an alternative source of capital. We expect that the scarcity of debt capital available to refinance the real estate loan maturities in the near future, combined with a prolonged recovery of real estate sales volume, will create opportunities for us to provide alternative real estate financing upon favorable terms.

Item 2.	Other Information

None

Item 3.	Financial Statements

FINANCIAL STATEMENTS

CONNECT INVEST II LLC

JUNE 30, 2022

CONNECT INVEST II LLC

BALANCE SHEET

JUNE 30, 2022

ASSETS

ASSETS:
Cash	$172,164
Loans receivable, net of allowance for credit losses	1,629,441
Interest receivable	11,085
Due from Connect Invest Corporation	59,832

TOTAL ASSETS		$1,872,522

LIABILITIES AND MEMBER'S DEFICIT

LIABILITIES:
Accounts payable	$37,382
6 month CD payable	892,892
9 month CD payable	475,062
12 month CD payable	23,213
24 month CD payable	474,680
Interest payable	7,638
Total Liabilities		$1,910,867

MEMBER'S DEFICIT		(38,345)

TOTAL LIABILITIES AND MEMBER'S DEFICIT		$1,872,522

See accompanying notes to financial statement

CONNECT INVEST II LLC

BALANCE SHEET

DECEMBER 31, 2021

ASSETS

ASSETS:
Cash	$11,432
Loans receivable, net of allowance for credit losses	130,555
Interest receivable	831
Due from Connect Invest Corporation	2,100

TOTAL ASSETS		$144,918

LIABILITIES AND MEMBER'S DEFICIT

LIABILITIES:
Accounts payable	$290
3 month CD payable	17,338
6 month CD payable	74,030
9 month CD payable	52,870
Interest payable	503
Total Liabilities		$145,031

MEMBER'S DEFICIT		(113)

TOTAL LIABILITIES AND MEMBER'S DEFICIT		$144,918

See accompanying notes to financial statement

CONNECT INVEST II LLC

STATEMENT OF OPERATIONS AND MEMBER'S DEFICIT

FOR THE PERIOD ENDED
JUNE 30, 2022

REVENUE
Interest income from loans	$25,227

COST OF REVENUE
Interest expense on CDs	19,130

Net Interest Income	6,097
Provision for credit losses	(5,114)
Net interest income after provision for credit losses	983

EXPENSES:

Advertising and promotion	200
Asset management fee	2,142
Professional fees	37,382
Total Expenses	39,724

NET INCOME (LOSS)	(38,741)

MEMBER'S DEFICIT
Beginning of Period	(113)

Contributions	509

MEMBER'S DEFICIT
End of Period	$(38,345)

See accompanying notes to financial statement

CONNECT INVEST II LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED JUNE 30, 2022

Net Income (Loss)	$(38,741)

Operating expenses paid by member	42,880
Provision for credit losses	(5,114)

Change in assets and liabilities
Due from Connect Invest Corporation	(57,733)
Interest receivable	(10,254)
Accounts payable	37,092
Interest payable	7,135
Total adjustments to reconcile net income (loss)	(23,759)

NET CASH USED IN OPERATING ACTIVITIES	$(24,734)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases in loans	$(1,504,000)

NET CASH USED IN INVESTING ACTIVITIES	$(1,504,000)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from sales of CD payable	$1,832,403
Payments on redemptions of CD payables	(143,446)
Member contributions	509

NET CASH PROVIDED BY FINANCING ACTIVITIES	$1,689,466

NET INCREASE IN CASH	160,732

CASH - at beginning of period	11,432

CASH - at end of period	$172,164

Cash paid for interest	$11,492

NON-CASH FINANCING ACTIVITIES:

Member contributions	$42,880

See accompanying notes to financial statement

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of Connect Invest II LLC, (hereinafter, the Company), is presented to assist in understanding the Company’s financial statements. The financial statements and notes are the representation of the Company’s management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Liquidity - While the Company has commenced its planned operations on July 1, 2021, management believes the Company will have sufficient liquidity for at least one year from the issuance date of the financial statement through financing provided by the Company's member.

Business Activities - The company is an Internet-based social lending platform that enables its investors to purchase Real Estate Secured Loan Payment Dependent Notes, the proceeds of which are used to acquire real estate-related loans. The Company was organized in Nevada on October 29, 2020 and acquires real estate loans originated by Ignite Funding, LLC (Ignite), an affiliate of the Company. Ignite, which commenced operations in March 2011, is a licensed mortgage broker. The company commenced planned principal operations on July 1, 2021. The Company expects to acquire real estate loans made to borrowers primarily in the western United States, generally Arizona, Colorado, Nevada and Utah.

Basis of accounting - The financial statements of the Company have been prepared on the accrual basis of accounting.

Revenue recognition - The Company recognizes revenue when earned according to the terms of the loans. The Company earns revenue from interest income on loans it participates in as an investor. Interest income is recognized over the life of the loans and recorded on the accrual basis.

The Company has $1,635,000 in loans receivable, through trust deeds at Ignite Funding, LLC, at June 30, 2022. Interest income earned totaled $25,227 for the period ending June 30, 2022.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments, and Accounts Payable - The carrying amounts of cash, short- term instruments, loans receivable, CD payables and accounts payable approximated fair value due to the short maturity of those instruments.

Limited Liability Company - The Company is organized as a limited liability company with a single class of membership interests. The member is not liable for the debts, obligations, or liabilities of the Company.

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d):

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Loans Receivable - The Company participates, as an investor, in collateralized short term real estate loans that are generally due within one year. The loans are carried at cost, net of any unamortized deferred fees and costs and net of any allowance for credit losses. The Company considers a loan to be non-performing when interest and/or principal payments are contractually 90 days past due.

Allowance for Credit Losses - Loans - The company invests in first position trust deeds with Ignite Funding, LLC (Ignite). All of the loans within the portfolio were originated over the last year and the portfolio has an amortized cost basis of $1,635,000 at June 30, 2022.

The Company has observed Ignite’s portfolio over the past ten years as it has similar risk characteristics.  Management believes that Ignite’s most recent ten year period is a reasonable period on which to base its expected credit loss rate calculation after considering the management, underwriting and loan servicing process. Ignite’s historical credit loss rate for the most recent ten year period is 0.34%.  The historical credit loss rate already factors in the portfolio’s loan default history, which management expects to remain unchanged.

Management considered significant factors that could affect the expected collectability of the amortized cost basis of the portfolio and determined that the primary factors are real estate values and unemployment rates. As part of this analysis, the Company observed that real estate values in the community have increased, and the unemployment rates have decreased as of the current reporting period date.

Based on current conditions and reasonable and supportable forecasts, the Company expects that there will be an increase in real estate values over the next one to two years, however not at the current rate, and will taper down to the traditional 2-3% and unemployment rates are expected to decrease further over the next one to two years with additional people participating in the work force. Based on this information, the Company anticipates the historical loss rate to remain comparable with the current rate loss. Management is unable to support its estimate of expectations for real estate values and unemployment rates beyond the reasonable and supportable forecast period.

The expected loss rate applied to the amortized cost basis of the loan portfolio is 0.34% and there is no adjustment for the current conditions and reasonable and supportable forecast. Accordingly, the allowance for expected credit losses at June 30, 2022 totaled $ 5,559.

The following is an analysis of the allowance for credit losses for loans receivable for 2022:

Balance at beginning of year	$445
Provision for credit losses	5,114

Balance at end of June 30, 2022	$5,559

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d):

The Company similarly analyzes credit risk between commercial or residential loan categories. The loan originator and servicer provide the underwritten loan documents to the Company to further review for the internal analysis. The Company reviews the loan to value and loan to costs which are provided in the underwritten documents. The ratios are taken into consideration when conducting internal analysis. The Company does not use credit quality indicators.

If there is a problem in relation to a loan or a borrower, Ignite Funding will notify the Company immediately. To date, Ignite Funding has not reported any loan defaults or foreclosures. Ignite Funding has also not reported any financial difficulty with the borrowers.

Determining if a loan is past due reverts to the individual loan documents. The documents have specific set parameters agreed to by the borrower. If payment is not met anytime due to the terms of the agreement, the loan will be put in the past due status.

Cash - The Company has concentrated its credit risk for cash by maintaining bank accounts in financial institutions located in the Las Vegas, Nevada area. During the period ended June 30, 2022, these accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 on deposit in each financial institution. At June 30, 2022, the Company’s uninsured cash totaled $-0-.

CD Payables - CD Payables are recorded at their cost value and categorized based on their respective maturity dates.

Income Taxes - The Company for tax purposes is a single member limited liability company, taxed as a disregarded entity on the cash basis of accounting. As a disregarded entity, the Company’s items of income and deductions are reported on the member’s individual income tax return each year as earned, and thus pays no federal income tax itself.

Advertising - Advertising costs are charged to operations when incurred. For the for the period ended June 30, 2022, the amount charged as advertising expense was $200.

NOTE 2 - DATE OF MANAGEMENT’S REVIEW:

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 26, 2022, the date that the financial statements were available to be issued.

NOTE 3 – LOANS RECEIVABLE:

The Company records its investments in loans receivable at amortized cost. The interest rates range from 10% to 12%. The payments on the loans are interest only with a balloon payment of principal payable in full at the end of the term of the loan. As of June 30, 2022, the balance of loans receivable totaled $1,635,000.

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022

NOTE 4 – CD PAYABLES:

CD payables consists of six, nine, twelve and twenty-four month notes with interest rates ranging from 4.5% to 8.5%. The payments on the CD payables are interest only with a balloon payment of principal payable in full at the term for the loan. As of June 30, 2022, the balance of CD payables totaled $1,865,847.

NOTE 5 - RELATED PARTY TRANSACTIONS:

The Company invests in real estate loans that are originated and serviced by Ignite Funding, LLC, (Ignite) a related party. As of June 30, 2022, the Company had $1,635,000 in loans receivable serviced by Ignite. The Company has entered into a shared services agreement, effective January 1, 2021, with iManagement Group, LLC, an affiliate of the Company. Under the terms of the agreement, the Company will pay fees to iManagement Group, LLC for various corporate support staff, administrative services, office space, office equipment and supplies. The Company paid iManagement fees of $2,142 for the period ended June 30, 2022.

The sole member of the Company paid certain operating expenses on behalf of the Company through non-cash contributions, in the amount of $42,880, during the period ended June 30, 2022.

Item 4.	Exhibits

Exhibit Number	Description
2.1	Articles of Organization of Connect Invest II LLC*
2.2	Amended and Restated Operating Agreement of Connect Invest II LLC*
3.1	Form of Note (included as Exhibit A in Exhibit 3.2)*
3.2	Form of Note Purchase Agreement*
6.1	Form of Security Agreement*
6.2	Form of Management Agreement*

_________________

* Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Las Vegas, Nevada on September 30, 2022.

CONNECT INVEST II LLC

By:	/s/ Todd B. Parriott
	Name:	Todd B. Parriott
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Todd B. Parriott	Chief Executive Officer	September 30, 2021
Todd B. Parriott	(Principal Executive Officer)

/s/ Mason Weiler	Vice President-Accounting (Principal Financial Officer and Principal Accounting Officer)	September 30, 2021
Mason Weiler